                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 IFX CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.02 par value
                         (Title of Class of Securities)

                                   449518 20 8
                                 (CUSIP Number)

                         UBS CAPITAL AMERICAS III, L.P.
                                 299 Park Avenue
                            New York, New York 10171
                                Attn: Marc Unger
                                 (212) 821-4329
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                              Adam H. Golden, Esq.
                   Kaye, Scholer, Fierman, Hays & Handler, LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8000

                                OCTOBER 13, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 2 OF 17 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)


--------------------------------------------------------------------------------
                         NAME OF REPORTING PERSON
                         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
                         UBS CAPITAL AMERICAS III, L.P. ("AMERICAS III")
--------------------------------------------------------------------------------
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
 2.                                                                     (b) / /
--------------------------------------------------------------------------------
3.                       SEC USE ONLY

--------------------------------------------------------------------------------
                         SOURCE OF FUNDS*
4.
                         WC
--------------------------------------------------------------------------------
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
5.                       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
--------------------------------------------------------------------------------
                         CITIZENSHIP OR PLACE OF ORGANIZATION
6.
                         Jersey, Channel Islands
--------------------------------------------------------------------------------
                         SOLE VOTING POWER
                   7.    0

     NUMBER OF     -------------------------------------------------------------
      SHARES             SHARED VOTING POWER
   BENEFICIALLY          Americas III owns 1,149,878 shares of Class I Series A
     OWNED BY      8.    Convertible Preferred Stock (convertible into 1,149,878
       EACH              shares of Common Stock), 779,447 shares of Class II
     REPORTING           Series A Convertible Preferred Stock (convertible into
      PERSON             779,447 shares of Common Stock) and 1,425,000 shares of
       WITH              Common Stock.
                   -------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER
                         0
                   -------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                         Americas III owns 1,149,878 shares of Class I Series A
                   10.   Convertible Preferred Stock (convertible into 1,149,878
                         shares of Common Stock), 779,447 shares of Class II
                         Series A Convertible Preferred Stock (convertible into
                         779,447 shares of Common Stock) and 1,425,000 shares of
                         Common Stock.
--------------------------------------------------------------------------------
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON Americas III owns 1,149,878 shares of Class I
                         Series A Convertible Preferred Stock (convertible .
11.                      into 1,149,878 shares of Common Stock), 779,447 shares
                         of Class II Series A Convertible Preferred Stock
                         (convertible into 779,447 shares of Common Stock) and 1,425,000 shares of Common Stock.

--------------------------------------------------------------------------------
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.                      CERTAIN SHARES*                                    / /

--------------------------------------------------------------------------------
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Americas III owns 95% of Class I Series A Convertible Preferred Stock and Class II Series A Convertible
13. Preferred Stock. Including the Common Stock into which such Convertible Preferred Stock is convertible and the outstanding Common Stock it owns, Americas III owns approximately 21.97% of the Common Stock.
--------------------------------------------------------------------------------
                         TYPE OF REPORTING PERSON*
14.
                         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 3 OF 17 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------
                         NAME OF REPORTING PERSON
                         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1.
                         UBS CAPITAL JERSEY CORPORATION II, LTD ("UBS JERSEY")
--------------------------------------------------------------------------------
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF
                         A GROUP*                                       (a) / /
  2.                                                                    (b) / /
--------------------------------------------------------------------------------
  3.                     SEC USE ONLY

--------------------------------------------------------------------------------
                         SOURCE OF FUNDS*
  4.
                         AF
--------------------------------------------------------------------------------
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  5.                     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        / /

--------------------------------------------------------------------------------
                         CITIZENSHIP OR PLACE OF ORGANIZATION
  6.
                         Jersey, Channel Islands
--------------------------------------------------------------------------------
                         SOLE VOTING POWER
                  7.     0
                  --------------------------------------------------------------
                         SHARED VOTING POWER
                         1,149,878 shares of Class I Series A Convertible
                         Preferred Stock (convertible into 1,149,878 shares of
                  8.     Common Stock), 779,447 shares of Class II Series A
    NUMBER OF            Convertible Preferred Stock (convertible into 779,447
     SHARES              shares of Common Stock) and 1,425,000 shares of Common
  BENEFICIALLY           Stock held by Americas III.
    OWNED BY      --------------------------------------------------------------
      EACH               SOLE DISPOSITIVE POWER
    REPORTING     9.     0
     PERSON       --------------------------------------------------------------
      WITH               SHARED DISPOSITIVE POWER
                         1,149,878 shares of Class I Series A Convertible
                         Preferred Stock (convertible into 1,149,878 shares of
                  10.    Common Stock), 779,447 shares of Class II Series A
                         Convertible Preferred Stock (convertible into 779,447
                         shares of Common Stock) and 1,425,000 shares of Common
                         Stock held by Americas III.
--------------------------------------------------------------------------------
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON
                         1,149,878 shares of Class I Series A Convertible
  11.                    Preferred Stock (convertible into 1,149,878 shares of
                         Common Stock), 779,447 shares of Class II Series A
                         Convertible Preferred Stock (convertible into 779,447
                         shares of Common Stock) and 1,425,000 shares of Common
                         Stock held by Americas III.
--------------------------------------------------------------------------------
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  12.                    CERTAIN SHARES*                                    / /
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 4 OF 17 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)


--------------------------------------------------------------------------------
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         95% of Class I Series A Convertible Preferred Stock and Class II Series A Convertible Preferred Stock.
  13. Including the Common Stock into which such Convertible Preferred Stock is convertible and the outstanding Common Stock it owns, the Reporting Person owns approximately 21.97% of the Common Stock.
--------------------------------------------------------------------------------
                         TYPE OF REPORTING PERSON*
  14.
                         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 5 OF 17 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------
                         NAME OF REPORTING PERSON
                         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1.                     UBS CAPITAL AMERICAS III, LLC f/k/a
                         UBS CAPITAL AMERICAS (LA-ADVISOR) LLC ("ADVISOR")
--------------------------------------------------------------------------------
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
  2.                                                                    (b) / /

--------------------------------------------------------------------------------
  3.                     SEC USE ONLY

--------------------------------------------------------------------------------
                         SOURCE OF FUNDS*
  4.
                         AF
--------------------------------------------------------------------------------
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  5.                     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            / /

--------------------------------------------------------------------------------
                         CITIZENSHIP OR PLACE OF ORGANIZATION
  6.
                         Delaware, U.S.A.
--------------------------------------------------------------------------------
                         SOLE VOTING POWER
                   7.    0
                   -------------------------------------------------------------
                         SHARED VOTING POWER
     NUMBER OF           1,149,878 shares of Class I Series A Convertible
      SHARES             Preferred Stock (convertible into 1,149,878 shares of
   BENEFICIALLY    8.    Common Stock), 779,447 shares of Class II Series A
     OWNED BY            Convertible Preferred Stock (convertible into 779,447
       EACH              shares of Common Stock) and 1,425,000 shares of Common
     REPORTING           Stock held by Americas III.
      PERSON       -------------------------------------------------------------
       WITH        9.    SOLE DISPOSITIVE POWER
                         0
                   -------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                         1,149,878 shares of Class I Series A Convertible
                   10.   Preferred Stock (convertible into 1,149,878 shares of
                         Common Stock), 779,447 shares of Class II Series A
                         Convertible Preferred Stock (convertible into 779,447
                         shares of Common Stock) and 1,425,000 shares of Common
                         Stock held by Americas III.
--------------------------------------------------------------------------------
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON
                         1,149,878 shares of Class I Series A Convertible
  11.                    Preferred Stock (convertible into 1,149,878 shares of
                         Common Stock), 779,447 shares of Class II Series A
                         Convertible Preferred Stock (convertible into 779,447
                         shares of Common Stock) and 1,425,000 shares of Common
                         Stock held by Americas III.
--------------------------------------------------------------------------------
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  12.                    CERTAIN SHARES*                                    / /

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 6 OF 17 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)

--------------------------------------------------------------------------------
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         95% of Class I Series A Convertible Preferred Stock and Class II Series A Convertible Preferred Stock.
  13. Including the Common Stock into which such Convertible Preferred Stock is convertible and the outstanding Common Stock it owns, the Reporting Person owns approximately 21.97% of the Common Stock.
--------------------------------------------------------------------------------
                         TYPE OF REPORTING PERSON*
  14.
                         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 7 OF 17 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------
                          NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1.
                          UBS AG
--------------------------------------------------------------------------------
                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  2.                                                                    (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
  3.                      SEC USE ONLY

--------------------------------------------------------------------------------
                          SOURCE OF FUNDS*
  4.
                          AF
--------------------------------------------------------------------------------
                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  5.                      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           / /

--------------------------------------------------------------------------------
                          CITIZENSHIP OR PLACE OF ORGANIZATION
  6.
                          Switzerland
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                          60,520 shares of Class I Series A Convertible
                          Preferred Stock (convertible into 60,520 shares of
                    7.    Common Stock), 41,024 shares of Class II
                          Series A Convertible Preferred Stock (convertible into
     NUMBER OF            41,024 shares of Common Stock) and 75,000 shares of
      SHARES              Common Stock held by UBS Capital LLC.
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY             SHARED VOTING POWER
       EACH               1,149,878 shares of Class I Series A Convertible
     REPORTING            Preferred Stock (convertible into 1,149,878 shares of
      PERSON        8.    Common Stock), 779,447 shares of Class II Series A
       WITH               Convertible Preferred Stock (convertible into 779,447
                          shares of Common Stock) and 1,425,000 shares of Common
                          Stock held by Americas III.
                    ------------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                          60,520 shares of Class I Series A Convertible
                          Preferred Stock (convertible into 60,520 shares of
                    9.    Common Stock), 41,024 shares of Class II Series A
                          Convertible Preferred Stock (convertible into 41,024
                          shares of Common Stock) and 75,000 shares of Common
                          Stock held by UBS Capital LLC.
                    ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                          1,149,878 shares of Class I Series A Convertible
                          Preferred Stock (convertible into 1,149,878 shares of
                    10.   Common Stock), 779,447 shares of Class II Series A
                          Convertible Preferred Stock (convertible into 779,447
                          shares of Common Stock) and 1,425,000 shares of Common
                          Stock held by Americas III.
--------------------------------------------------------------------------------
                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                          PERSON
                          1,149,878 shares of Class I Series A Convertible
                          Preferred Stock (convertible into 1,149,878 shares of
                          Common Stock), 779,447 shares of Class II Series A
                          Convertible Preferred Stock (convertible into 779,447
  11.                     shares of Common Stock) and 1,425,000 shares of Common
                          Stock held by Americas III; 60,520 shares of Class I
                          Series A Convertible Preferred Stock (convertible into
                          60,520 shares of Common Stock), 41,024 shares of Class
                          II Series A Convertible Preferred Stock (convertible
                          into 41,024 shares of Common Stock) and 75,000 shares
                          of Common Stock held by UBS Capital LLC.
--------------------------------------------------------------------------------
                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  12.                     CERTAIN SHARES*                                   / /

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 8 OF 17 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)

--------------------------------------------------------------------------------
                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          95% of Class I Series A Convertible Preferred Stock and Class II Series A Convertible Preferred Stock,
                          all of which is held by Americas III. Including the Common Stock into which such Convertible Preferred Stock is convertible and the outstanding Common Stock held by Americas III, the Reporting Person owns approximately 21.97% of the Common Stock. 5% of
  13.                     Class I Series A Preferred Stock and Class II
                          Series A Convertible Preferred Stock, all of
                          which is held by UBS Capital LLC. Including the
                          Common Stock into which such Convertible Preferred Stock is convertible and the outstanding Common
                          Stock it owns, the Reporting Person additionally owns approximately 0.56% of the Common Stock. The aggregate percentage owned by the Reporting Person
                          is therefore approximately 22.97% of the Common Stock.
--------------------------------------------------------------------------------
                          TYPE OF REPORTING PERSON*
  14.
                          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------


                               Page 8 of 17 Pages

ITEM 1.   SECURITY AND ISSUER.

                  This Amendment No. 2 (this "Amendment No. 2") to the Statement on Schedule 13D relates to shares of the Common Stock, $0.02 par value per share ("Common Stock") of IFX Corporation, a Delaware corporation (the "Company"). This Amendment No. 2 is being filed to amend and restate in its entirety the Statement on Schedule 13D filed on June 26, 2000 (File No. 005-38061) (the "Original Schedule 13D"), as previously amended by Amendment No. 1 to the Statement on Schedule 13D filed on July 20, 2000 (File No. 005-38061) (the "Amendment No.1"), as a result of the acquisition on October 13, 2000 by (i) UBS Capital Americas III, L.P. ("Americas III") of 1,425,000 shares of Common Stock and (ii) UBS AG, through its 100% ownership of UBS Capital LLC, of 75,000 shares of Common Stock. The principal executive office of the Company is located at 707 Skokie Boulevard, Suite 580, Northbrook, Illinois 60062.


ITEM 2. IDENTITY AND BACKGROUND.

        (a) and (b). The following information is given with respect to the persons filing this statement:

         UBS Capital Americas III, L.P. ("Americas III") is a limited partnership formed under the laws of Jersey, Channel Islands with its principal office located at Elizabeth House, 9 Castle Street, St. Helier, Jersey JE4 2QB, Channel Islands. It is engaged in the business of investing in private and public companies.

         UBS Capital Jersey Corporation II, Ltd. ("UBS Jersey") is a Jersey, Channel Islands corporation with its principal office located at Elizabeth House, 9 Castle Street, St. Helier, Jersey JE4 2QB, Channel Islands. UBS Jersey is a wholly owned subsidiary of UBS AG. UBS Jersey serves as the general partner of Americas III.

         UBS Capital Americas III, LLC f/k/a UBS Capital Americas (LA-Advisor) LLC ("Advisor") is a Delaware limited liability company with its principal offices located at 299 Park Avenue, New York, New York 10171. Advisor is engaged in the business of advising and managing Americas III and other private equity investment funds.

         UBS AG is a Swiss banking corporation with its principal offices located at Bahnhofstrasse 45, 8021 Zurich. UBS AG is engaged in the general banking business.

         (c) The general partner of Americas III is UBS Jersey. The present principal occupation or employment of each of the members, directors, managers and/or executive officers of each of UBS Jersey, Advisor and UBS AG are incorporated herein by reference to Exhibit A to the Original Schedule 13D.

         (d) and (e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective members, directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Americas III is a limited partnership formed under the laws of Jersey, Channel Islands. UBS Jersey is a corporation formed under the laws of Jersey, Channel Islands. Advisor is a Delaware limited liability company. UBS AG is a corporation formed under the laws of Switzerland. To the knowledge of Advisor, all of its managers are citizens of the United States except Marcelo Pestarino who is a citizen of Argentina and Luiz Spinola who is a citizen of Brazil. To the knowledge of UBS AG and UBS Jersey, none of their directors and executive officers are citizens of the United States.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price paid by Americas III was (i) $23,750,000 for the 1,149,878 shares of Class I Preferred and 779,447 shares of Class II Preferred and (ii) $8,550,000 for the 1,425,000 shares of Common Stock. The aggregate purchase price paid by UBS Capital LLC, the wholly owned subsidiary of UBS AG, was (i) $1,250,000 for the 60,520 shares of Class I Preferred and the 41,024 shares of Class II Preferred and (ii) $450,000 for the 75,000 shares of Common Stock. The source of the funds for the purchase was the working capital of Americas III and UBS Capital LLC, respectively.


ITEM 4.           PURPOSES OF TRANSACTION.

         Americas III and UBS Capital LLC executed a Purchase and Sale Agreement dated as of October 13, 2000, by and among International Technology Investments LC, a Nevada limited liability company ("ITI"), Michael Shalom ("Shalom"), Americas III and UBS Capital LLC, which is incorporated herein by reference to Exhibit G to this Amendment No. 2 (the "ITI Purchase Agreement"). Under the ITI Purchase Agreement, Americas III and UBS Capital LLC agreed to purchase 1,425,000 and 75,000 shares of Common Stock, respectively, from ITI. Simultaneously with the signing of the ITI Purchase Agreement on October 13, 2000, Americas III and UBS Capital LLC purchased such shares of Common Stock for a price of $6.00 per share or $9,000,000 in the aggregate. The Common Stock purchased pursuant to the ITI Purchase Agreement is subject to the Stockholders Agreement (defined below) and Registration Rights Agreement (defined below). The transaction was conditioned upon, among other things, the receipt of all necessary consents and approvals, including the waiver of the Company's right of first refusal with respect to such shares and the Company's consent to the acquisition of additional securities of the Company by Americas III and UBS Capital LLC pursuant to the Stockholders Agreement.

         As previously reported, Americas III and UBS Capital LLC executed a Purchase Agreement, dated as of June 15, 2000, by and among the Company, Americas III and UBS Capital LLC, which is incorporated herein by reference to Exhibit B to the Original Schedule 13D (the "Purchase Agreement"). Under the Purchase Agreement, Americas III and UBS Capital LLC agreed to purchase shares of Class I Series A Convertible Preferred Stock (the "Class I Preferred") and shares of Class II Series A Convertible Preferred Stock (the "Class II Preferred"). Simultaneously with the signing of the Purchase Agreement on June 15, 2000, Americas III and UBS Capital LLC purchased 1,149,878 shares of Class I Preferred and 60,520 shares of Class I Preferred, respectively, for a price of $12.31 per share or $14,900,000 in the aggregate. Under the Purchase Agreement, Americas III and UBS Capital LLC also agreed to invest an additional $10,100,000, in the aggregate, in the Company by purchasing shares of the Company's Class II Preferred at a per share price to be determined at the closing based on the then-current market price of the Common Stock, such purchase price to be in any event between $12.31 per share and $18.74 per share. The consummation of the purchase of the Class II Preferred was conditioned upon, among other things, termination of the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Approval"). On July 17, 2000, Americas III and UBS Capital LLC consummated their purchase of the Class II Preferred. In accordance with the Purchase Agreement, Americas III and UBS Capital LLC purchased 779,447 shares of Class II Preferred and 41,024 shares of Class II Preferred, respectively, for a price of $12.31 per share or $10,100,000 in the aggregate.

         The Class I Preferred and Class II Preferred were authorized pursuant to a Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of the Series A Convertible Preferred Stock of IFX Corporation, filed with the Secretary of State of the State of Delaware on June 15, 2000, which is incorporated herein by reference to Exhibit C to the Original Schedule 13D (the "Certificate of Designation"). Both the Class I Preferred and Class II Preferred are convertible into Common Stock on a one-for-one basis, subject to customary anti-dilution adjustments. Pursuant to the Certificate of Designation, holders of the Class I Preferred or Class II Preferred have preemptive rights with respect to certain issuances by the Company of its capital stock or securities convertible into such capital stock. Under the Stockholders Agreement (as defined below), Americas III and UBS Capital LLC have certain rights of first refusal on, and certain rights to participate in, transfers of capital stock of the Company by the other stockholders party thereto. The Stockholders Agreement also restricts, for a period of two years, Americas III, UBS Capital LLC or any of their affiliates from acquiring additional voting securities of the Company which may result in Americas III and UBS Capital LLC, together with their affiliates, holding in excess of 20% of the voting securities of the Company, except such acquisitions which (i) are approved by a majority of the Board of Directors of the Company,
(ii) result from any stock dividends, reclassifications or other distributions or offerings made available to the Company's stockholders on a pro rata basis or
(iii) are made pursuant to the Stockholders Agreement.

                  Each Reporting Person acquired the shares reported for investment purposes. The Reporting Persons may from time to time acquire additional shares of the Company in the open market or in privately negotiated or other transactions, subject to availability of such shares at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the

Reporting Persons deem appropriate, and subject to limitations set forth in the Stockholders Agreement. Alternatively, the Reporting Persons may sell all or a portion of their shares of Preferred Stock or Common Stock in the open market or in privately negotiated transactions. The Reporting Persons' designees serving on the Board of Directors of the Company, in their capacity as directors, provide advice to and consult with the Company's management on business strategy and operations on an ongoing basis (see paragraph (d) below).

         As previously reported, simultaneously with the signing of the Purchase Agreement on June 15, 2000, Americas III entered into a Binding Letter Agreement with the Company whereby Americas III agreed to purchase shares of a newly created series of preferred stock of Tutopia.com, Inc., a Delaware corporation ("Tutopia"). At such time, Tutopia was a majority owned subsidiary of Latin Guide, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Latin Guide"). Pursuant to the Binding Letter Agreement, Americas III and UBS Capital LLC executed a Purchase Agreement with the Company, Latin Guide, and Tutopia, whereby Americas III and UBS Capital LLC agreed to pay Tutopia $15,000,000, in the aggregate, for 7,134,364 shares of Tutopia's preferred stock (a per share price of $2.1025). The transaction was consummated on August 31, 2000. UBS now controls Tutopia by reason of its majority ownership of the preferred stock, which has the right to designate a majority of the Board of Directors.

                  (a)      None.

                  (b)      None.

                  (c)      None.

                  (d) The Reporting Persons are entitled to have two representatives elected to the Board of Directors of the Company, which is currently set at seven directors. The Reporting Persons are entitled to appoint one of its representatives as holder of a majority of the outstanding Class I Preferred and Class II Preferred, voting as a single class, in accordance with the Certificate of Designation. In accordance with the Stockholders Agreement, dated as of June 15, 2000, by and among the Company, Americas III, UBS Capital LLC, International Technology Investments, LLC, Lee S. Casty, Joel Eidelstein and Michael Shalom, which is incorporated herein by reference to Exhibit D to the Original Schedule 13D (the "Stockholders Agreement"), the Reporting Persons are entitled to appoint a second director to the Company's Board, which directorship will terminate upon the election of an independent director satisfactory to the Reporting Persons. On June 15, 2000, Charles W. Moore and Mark O. Lama, Principals of Advisor, were designated by the Reporting Persons and elected to the Company's Board (the "UBS Board Representatives").

                  (e) Pursuant to the Purchase Agreement, the Company filed the Certificate of Designation designating (i) 1,210,398 shares of its 10,000,000 authorized shares of preferred stock as Class I Preferred and (ii) 820,471 shares of its 10,000,000 authorized shares of preferred stock as Class II Preferred. As of July 17, 2000, 1,210,398 shares of Class I Series A Convertible Preferred Stock were issued and outstanding and 820,471 shares of Class II Series A Convertible Preferred Stock were issued and outstanding. Additionally, under the Certificate of Designation the Company must obtain the approval of the holders of a majority of the Class I Preferred and Class II Preferred, voting as a single class, prior to declaring, paying or setting aside dividends on any capital stock of the Company or any of its subsidiaries.

                  (f)      None.

                  (g) Pursuant to the Certificate of Designation, the Company is required to obtain the approval of a majority of the holders of the Class I Preferred and Class II Preferred, voting as a single class, prior to taking certain corporate action, including, among other things, (i) amending or modifying the Company's Certificate of Incorporation or By-Laws, (ii) subject to certain exceptions, authorizing or issuing any capital stock of the Company or any of its subsidiaries or any options, warrants or other securities exchangeable therefor, (iii) reclassifying any class or series of Common Stock into shares having any preference to the Class I Preferred or Class II Preferred, (iv) liquidating, winding-up or dissolving the Company or any of its subsidiaries and (v) agreeing to a purchase or other acquisition of the capital stock of the Company or any of its subsidiaries.

                  (h)      Not applicable.

                  (i)      Not applicable.

                  (j)      Not applicable.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) (i) Based on the Company's Form 10-K for the fiscal year ended June 30, 2000, 13,337,943 shares of Common Stock were outstanding as of September 15, 2000. Americas III, UBS Jersey, Advisor and UBS AG are the beneficial owners of 1,149,878 shares of Class I Preferred and 779,447 shares of Class II Preferred which are convertible into an aggregate of 1,929,325 shares of Common Stock and 1,425,000 shares of Common Stock. Such Reporting Person, therefore, beneficially owns approximately 21.97% of the issued and outstanding Common Stock.

                  (ii) UBS AG also beneficially owns the 60,520 shares of Class I Preferred and 41,024 shares of Class II Preferred held by UBS Capital LLC which are convertible into an aggregate of 101,544 shares of Common Stock and 75,000 shares of Common Stock held by UBS Capital LLC. Such holdings represent, in the aggregate, approximately 1.31% of the issued and outstanding Common Stock. UBS AG, therefore, is the beneficial owner of approximately 22.97% of the issued and outstanding Common Stock.

                  (iii) The above percentages were calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934.

         (b) The Reporting Persons have shared power to vote or direct the vote and dispose or direct the disposition of all shares identified in paragraph
(a)(i) above. UBS AG has sole
power to vote or direct the vote and dispose or direct the disposition of all shares identified in paragraph (a)(ii) above.

                  (c) Except as described herein, the Reporting Persons have not effected any transaction in the securities of the Company during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 In addition to the Purchase Agreement, the Certificate of Designation and the Stockholders Agreement described above, Americas III and UBS Capital LLC have entered into a Registration Rights Agreement, dated as of June 15, 2000, by and among the Company, Americas III, UBS Capital LLC, International Technology Investments, LLC and Lee S. Casty, which is incorporated herein by reference to Exhibit E to the Original Schedule 13D (the "Registration Rights Agreement"). To the knowledge of the Reporting Persons, except as set forth herein or incorporated by reference, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their members, directors or executive officers have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


                  Exhibit A         List of Members, Managers, Directors and
                                    Executive Officers of Reporting Persons, incorporated by reference to Exhibit A of the Schedule 13D of the registrant (File No.
                                    005-38061).

                  Exhibit B         Purchase Agreement, dated as of June 15,
                                    2000, by and among the Company, Americas III and UBS Capital LLC (excluding exhibits), incorporated by reference to Exhibit B of the Schedule 13D of the registrant (File No.
                                    005-38061).

                  Exhibit C         Certificate of Designation, Number,
                                    Powers, Preferences and Relative,
                                    Participating, Optional and Other Rights of
                                    Series A Convertible Preferred Stock of IFX
                                    Corporation, incorporated by reference to
                                    Exhibit C of the Schedule 13D of the
                                    registrant (File No. 005-38061).

                  Exhibit D         Stockholders Agreement, dated as of June
                                    15, 2000, by and among the Company, Americas
                                    III, UBS Capital LLC, International
                                    Technology Investments, LLC, Lee S. Casty,
                                    Joel Eidelstein and Michael Shalom
                                    (excluding exhibits), incorporated by
                                    reference to Exhibit D of the Schedule 13D of the registrant (File No. 005-38061).

                  Exhibit E         Registration Rights Agreement, dated as of
                                    June 15, 2000, by and among the Company, Americas III, UBS Capital LLC, International
                                    Technology Investments, LLC and Lee S.
                                    Casty, incorporated by reference to Exhibit
                                    E of the Schedule 13D of the registrant
                                    (File No. 005-38061).

                  Exhibit F         Joint Filing Agreement, incorporated by
                                    reference to Exhibit F of the Schedule 13D of the registrant (File No. 005-38061).

                  Exhibit G         Purchase and Sale Agreement, dated as of
                                    October 13, 2000, by and among ITI, Shalom,
                                    Americas III and UBS Capital LLC (excluding exhibits).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:   October 17, 2000


                                   UBS CAPITAL AMERICAS III, L.P.
                                   By:   UBS Capital Americas III, LLC


                                   By:      /s/ Charles W. Moore
                                            ------------------------------------
                                            Name:    Charles W. Moore
                                            Title:   Partner


                                   By:      /s/ Marc Unger
                                            ------------------------------------
                                            Name:    Marc Unger
                                            Title:   Chief Financial Officer


                                   UBS CAPITAL JERSEY CORPORATION II,
                                   LTD.


                                   By:      /s/ Derek Smith
                                            ------------------------------------
                                            Name:    Derek Smith
                                            Title:   Director


                                   By:      /s/ Andrew Evans
                                            ------------------------------------
                                            Name:    Andrew Evans
                                            Title:   Director

                                    UBS CAPITAL AMERICAS III, LLC


                                    By:      /s/ Charles W. Moore
                                             -----------------------------------
                                             Name:    Charles W. Moore
                                             Title:   Partner


                                    By:      /s/ Marc Unger
                                             -----------------------------------
                                             Name:    Marc Unger
                                             Title:   Chief Financial Officer


                                    UBS AG


                                    By:      /s/ Robert Mills
                                             -----------------------------------
                                             Name:    Robert Mills
                                             Title:   Managing Director


                                    By:      /s/ Robert Dinerstein
                                             -----------------------------------
                                             Name:    Robert Dinerstein
                                             Title:   Managing Director